Camden National Bank, a national banking organization organized under the laws of the United States of America.
Acadia Trust, N.A., a national banking organization organized under the laws of the United States of America with a limited purpose trust charter.
Healthcare Professional Funding Corporation, a wholly-owned subsidiary of Camden National Bank
Property A, a wholly-owned subsidiary of Camden National Bank
Property P, a wholly-owned subsidiary of Camden National Bank